File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated March 11th., 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: March 11th., 2003

VITRO, S.A. DE C.V.
NOTICE
GENERAL ORDINARY SHAREHOLDERS MEETING

In compliance with the agreement reached by the Board of Directors of the company and according with the terms of Clauses Twelfth, Thirteenth, Fifteenth, Sixteenth, Seventeenth and others related of the Corporate By-Laws of the Company, first notice to the General Ordinary Shareholders Meeting is hereby issued to the Shareholders. The meeting will be held at the "Gran Salon" of the "Club Industrial, A.C." located at "Ave. Parteaguas #698, Col. Loma Larga", in "San Pedro Garza García, Nuevo León at 11:00 hrs. on the 27th day of March or the year 2003.

The meeting shall be executed under the following:

AGENDA

I.- Discussion, approval or modification of the 2002 annual report rendered by the Board of Directors, including the financial statements for the year, taking into account the examiner's and committees reports and in its case the adoption of measures as may be deemed necessary.

II.- Analysis and resolution of a project to apply the existing amounts in the profit and loss account.

III. Analysis and resolution of a project for the payment of a $0.36 pesos (THIRTY SIX CENTS MEXICAN CURRENCY.) dividend per share.

IV. Analysis and resolution of the maximum amount that may be assigned for the repurchase of Vitro's issued shares.

V. Election of directors and examiners for the year 2003 including the fees for their services.

VI. Appointment of special commissioners to appear before a public notary to formalized the voted resolutions, register the same before the registry of commerce and to carry out the necessary procedures for the duly formalization of the same.

The shareholders are hereby reminded that in accordance with the provision of article 129 of the "General Corporations Law" (Ley General de Sociedades Mercantiles) and article 78 of the "Stock Market Law of México" (Ley del Mercado de Valores), in order to attend to and participate in the Shareholders Meeting, the Shareholders must be duly registered in the Company's Shareholders Registry Books and deposit the pertaining shares certificates either, in the office of the Secretary of the Board or in any Credit Institution of Mexico or in "S.D. Indeval, S.A. de C.V." Likewise, and in accordance with the foregoing provision, the shares certificates deposited in the "S.D. Indeval, S.A. de C.V., Instituto para el Depósito de Valores", the depositor shall provide to the office of the Secretary of the Board, a list with the names, corporate names of the shareholders and the amount of any share owned by every shareholder.

Likewise, and in accordance with the provisions of Article 27th of the Fiscal Federal Code (Código Fiscal de la Federación) the Shareholders are hereby reminded that in order to register in such Book the Shareholders must present their Mexican Tax ID Number. To have access to this Meeting, the Shareholders or their legal representatives must obtain from the office of the secretary of the board directors of the Company, with at least 48 hours prior to the date of the Meeting, evidence of their registration as Shareholders and the amount of represented shares.

All documentation pertaining to each of the items in the Agenda including the forms for any party or stockholder broker interested in representing a shareholder at the Stockholders Meeting will be available at the social domicile of the Company.

The office of the Secretary of the Company is located at Ave. Ricardo Margain Zozaya 440, Col. Valle del Campestre in San Pedro Garza Garcia, N.L., México.

San Pedro Garza Garcia, N.L. this 10th day of March of the year 2003.

BOARD OF DIRECTORS

LIC. RAUL RANGEL HINOJOSA
Secretary

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers, and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials, and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in seven countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For further information, please contact:

(Media Relations - Monterrey): Albert Chico Smith Vitro S.A. de C.V. +(52) 81 8863-1335 achico@vitro.com	(Media - Mexico D.F.): Eduardo Cruz Vitro S.A. de C.V. +52 (55) 5089-6904 ecruz@vitro.com	(Investor Relations): Beatriz Martinez Vitro S.A. de C.V. +(52) 81-8863-1258 bemartinez@vitro.com	(US agency): Luca Biondolillo / Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com sborinelli@breakstoneruth.com